

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2026

Niccolo M. de Masi
Chief Executive Officer
IonQ, Inc.
4505 Campus Drive
College Park, MD 20740

> **Re: IonQ, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 20, 2026**
> **File No. 333-294511**

Dear Niccolo M. de Masi:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Chelsea N. Darnell